UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Rio de Janeiro, February 21, 2014.

BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros

Company Monitoring Management

Attn: Mr. Nelson Barroso Ortega

CC:

Brazilian Securities and Exchange Commission

Superintendency of Corporate Relations / Superintendency of Relations with the Market and Intermediaries

Attn.: Mr. Fernando Soares Vieira / Mr. Waldir de Jesus Nobre

Re: Official Letter GAE nº 0383/14

Dear Sirs,

Reference is made to the Letter GAE 0383/14 (“Official Letter”), through which the following clarifications from Oi S.A. (“Oi” or “Company”) are requested:

“In the news article published in the newspaper Valor Econômico, in the February 20, 2014 issue titled “Oi will sell all mobile towers and more properties (Oi vai vender todas as torres de celular e mais imóveis),” it states, among other information, that:

•	1,500 to 2,000 mobile towers, the remaining ones held by the telecom company, are expected to be sold;

•	Asset sales - towers and GlobeNet – are expected to generate U.S.$ 3.3 billion cash in the first quarter of 2014 with an estimated impact on OPEX (operational expenditure) of $650 million for the year;

•	Continuing to focus on debt reduction, Oi decided to maintain the dividend policy started last year and pay R$500 million per year until 2016.”

In this regard, the Company informs that the article is related to operations that were already known to the market, having been the subject of Material Facts disclosed on July 15 and December 3, 2013, as well as the Notice to the Market on December 23, 2013, in which it is said that the settlement of such transactions was scheduled for the first quarter of 2014.The Company also clarifies that the sale of mobile towers by telecom companies is a global trend and that the Company assesses market opportunities to capitalize non-core assets and acquire services related to these assets on more favorable financial terms, with the purpose of reducing capital expenditures and future maintenance costs, which has also been previously disclosed.

It is important to note that information about the cash flow generation and the estimated impact on operational expenses refer exclusively to the divestitures previously announced and had already been disclosed by the Company. In fact such information was the subject of publicly-available materials disclosed to the market through the earnings releases of the second quarter of 2013 and so forth.

Finally, the Company also clarifies that information about the Company’s Shareholder Remuneration Policy is consistent with the decisions of the Board of Directors of the Company held on August 13, 2013, which summary of the minutes is available for review in the Company’s and on the CVM’s websites.

These being the considerations we had with respect to the matters addressed in the Official Letter, we are at your disposal for any further clarification.

Regards,

Oi S.A.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
Name:	Bayard De Paoli Gontijo
Title:	Chief Financial Officer